77D.     Policies with respect to security investments


In order to increase investment flexibility, the sector asset allocation ranges for the Balanced Fund were replaced with maximums for each sector as follows:
35% for the Prime and Core Bond sectors and 65% for the Value Equity sector. The purpose of the change was to increase the Core Bond sector while decreasing the Prime sector.

The policy limiting the amount of liquid Rule 144A securities which may be acquired by the Prime Fund, the Short-Term Bond Fund, the Core Bond Fund and the Prime and Core sectors of the Balanced Fund to 5% of net assets was eliminated.

The registrant believe that each of the changes to the policies noted above were not material.